EXHIBIT 99.1

Endeavour Silver Announces Strong Q1 2022 Financial and Operating Results with Earnings Per Share of $0.07

VANCOUVER, British Columbia, May 11, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the three months ended March 31, 2022. All dollar amounts are in US dollars (US$).

“Our first quarter performance was strong, putting us on track to achieve our 2022 production guidance,” stated Dan Dickson, CEO of Endeavour Silver. “High-grade ore at Guanacevi was a driving force and is expected to continue throughout the balance of the year, while production at Bolanitos remains solid.  Industry-wide inflation is a growing challenge and we continue to look for ways to mitigate its negative impact.”

Added Mr. Dickson, “Looking ahead to the second quarter, we are targeting two major milestones:     securing debt financing for Terronera and closing the Pitarrilla transaction. This acquisition, which is fully financed, is expected to close this quarter following receipt of approval from the Mexican Federal Economics Competition Commission. After the deal closes, drilling will commence to verify Pitarrilla’s historical data and update the historical resource. This will become a key focus for us for the balance of 2022.”

Q1 2022 Highlights

  Strong Production: 1,314,955 ounces (oz) of silver and 8,695 oz of gold for 2.0 million oz silver equivalent (AgEq)(1).
  Significant Growth in Net Revenue: Net revenue of $57.7 million from the sale of 1,717,768 oz of silver and 8,381 oz of gold at average realized prices of $24.38 per oz silver and $1,970 per oz gold.
  Slight Decline in Net Earnings: Net earnings of $11.7 million, or $0.07 per share, down from net earnings of $12.2 million, or $0.08 per share in Q1 2021. Mine operating earnings of $20.3 million, up from mine operating earnings of $5.7 million in Q1 2021.
  Improved Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA)(2): $25.6 million, an increase of 7% from Q1 2021.
  Increased Cash Flow: $20.6 million in operating cash flow before working capital changes(2), an increase of 293%. Mine operating cash flow before taxes(2) increased 101% to $26.7 million.
  Higher Costs Due to Industry-Wide Inflation: Cash costs(2) of $10.21 per oz payable silver and all-in sustaining costs(2) of $20.90 per oz payable silver, net of gold credits. Cash costs(2) were slightly above guidance due to increased labour, power and consumables costs.
  Healthy Balance Sheet: Cash position of $151.0 million and working capital(2) $168.4 million as at March 31, 2022.
  Guanacevi Continued to Outperform: Production exceeded plan driven by higher grades.
  Bolañitos Remained Steady: Strong silver production, higher silver grades and increased throughput were offset by lower than anticipated gold production and lower gold grades.
  Reduced Metal Inventories: Sold 1,717,768 oz silver and 8,381 oz gold during the quarter. Management significantly reduced silver inventory and slightly increased gold inventory during the quarter and carried metal inventory at quarter end totaling 608,788 oz silver and 1,911 oz gold of bullion inventory and 59,594 oz silver and 1,931 oz gold in concentrate inventory.
  Advanced the Terronera Project: The Terronera project continued to progress as work continued on final detailed engineering, early earth works, critical contracts and the procurement of long lead items. The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Announced Definitive Agreement to Acquire the Pitarrilla Project: Endeavour’s acquisition of Pitarrilla, one of the largest undeveloped silver deposits in the world, is expected to close in Q2 2022.
  Completed $46.0 Million Bought Deal Financing: On March 22, 2022 Endeavour completed a prospectus offering for the issuance of 9,293,150 common shares at a price of $4.95 per common share for gross proceeds of $46.0 million. The Company plans to use the net proceeds to pay the $35 million cash consideration payable to SSR Mining Inc. on completion of the Company’s acquisition of the Pitarrilla project and for the Company’s general corporate purposes and working capital.

Financial Overview (see appendix for consolidated financial statements)

Highlights	Three Months Ended March 31
	2022	2021	% Change
Production
Silver ounces produced	1,314,955	1,048,100	25%
Gold ounces produced	8,695	11,109	(22%)
Payable silver ounces produced	1,303,540	1,036,710	26%
Payable gold ounces produced	8,549	10,894	(22%)
Silver equivalent ounces produced(2)	2,010,555	1,936,820	4%
Cash costs per silver ounce(2)	10.21	7.86	30%
Total production costs per ounce(2)	15.13	15.41	(2%)
All-in sustaining costs per ounce (2)	20.90	19.94	5%
Processed tonnes	206,147	209,453	(2%)
Direct operating costs per tonne(2)	122.86	112.36	9%
Direct costs per tonne(2)	148.53	126.23	18%
Silver co-product cash costs(2)	15.18	15.16	0%
Gold co-product cash costs(2)	1,226	950	29%
Financial
Revenue ($ millions)	57.7	34.5	67%
Silver ounces sold	1,717,768	623,379	176%
Gold ounces sold	8,381	10,663	(21%)
Realized silver price per ounce	24.38	27.17	(10%)
Realized gold price per ounce	1,970	1,703	16%
Net earnings ($ millions)	11.7	12.2	(5%)
Adjusted net earnings (loss)(2) ($ millions)	11.7	(4.5)	357%
Mine operating earnings ($ millions)	20.3	5.7	258%
Mine operating cash flow before taxes(2) ($ millions)	26.7	13.3	101%
Operating cash flow before working capital changes(2)	20.6	5.2	293%
EBITDA(2) ($ millions)	25.6	24.0	7%
Working capital (2) ($ millions)	168.4	113.1	49%
Shareholders
Earnings per share – basic ($)	0.07	0.08	(13%)
Adjusted earnings (loss) per share – basic(8) ($)	0.07	(0.03)	339%
Operating cash flow before working capital changes per share(2)	0.12	0.03	266%
Weighted average shares outstanding	171,557,220	159,670,842	7%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended March 31, 2022, net revenue, net of $0.7 million of smelting and refining costs, increased by 67% to $57.7 million (Q1 2021: $34.5 million).

Gross sales of $58.4 million in Q1 2022 represented a 66% increase over the $35.1 million in Q1 2021. Silver oz sold increased by 176%, due to both increased silver production and the sale of the larger finished goods inventory held at December 31, 2021. There was a 10% decrease in the realized silver price, resulting in a 148% increase in proceeds from silver sales. Gold oz sold decreased by 21% with a 16% increase in the realized gold price, resulting in a 9% decrease in proceeds from gold sales. During the period, the Company sold 1,717,768 oz silver and 8,381 oz gold for realized prices of $24.38 and $1,970 per oz, respectively, compared to Q1 2021 sales of 623,379 oz silver and 10,663 oz gold for realized prices of $27.17 and $1,703 per oz, respectively. In Q1 2022, London spot prices for silver and gold averaged $24.01 and $1,877, respectively.

The Company significantly decreased its finished goods silver inventory and slightly increased its finished goods gold inventory to 668,382 oz and 3,841 oz, respectively, at March 31, 2022 compared to 1,082,610 oz silver and 3,674 oz gold at December 31, 2021. The cost allocated to these finished goods was $13.5 million at March 31, 2022 compared to $15.6 million at December 31, 2021. At March 31, 2022, the finished goods inventory fair market value was $24.1 million, compared to $31.7 million at December 31, 2021. Earnings and other financial metrics, including mine operating cash flow(2), operating cash flow(2) and EBITDA(2) were impacted by the sale during Q1 2022 of the increased bullion inventory held at year end.

After cost of sales of $37.4 million (Q1 2021 - $28.8 million), an increase of 30%, mine operating earnings were $20.3 million (Q1 2021 - $5.7 million). The increase in cost of sales was impacted by both an increase in the quantity of silver ounces sold during the period, increased production and increased labour, power and consumables costs with significantly higher royalty costs, partially offset by improved productivity at the Guanaceví and Bolañitos operations. Royalties increased 75% to $4.3 million primarily due to the increase in silver ounces sold during the period.

The Company had operating earnings of $12.6 million (Q1 2021: $14.3 million) after exploration and evaluation costs of $3.2 million (Q1 2021: $4.1 million), general and administrative costs of $4.3 million (Q1 2021: $3.5 million), and care and maintenance cost of $0.2 million (Q1 2021: $0.5 million). Operating earnings in Q1 2021 were also positively impacted by an impairment reversal of $16.8 million as a result of the valuation assessment done for El Cubo mine and related assets upon classification as held for sale.

Earnings before income taxes were $18.9 million (Q1 2021: $16.0 million) after finance costs of $0.3 million (Q1 2021: $0.3 million), a foreign exchange gain of $0.8 million (Q1 2021: loss of $0.7 million), and investment and other income of $5.8 million (Q1 2021: $2.7 million). The investment and other income during Q1 2022 primarily resulted from an unrealized gain on marketable securities and warrants of $5.4 million (Q1 2021: $2.5 million).

The Company realized net earnings for the period of $11.7 million (Q1 2021: $12.2 million) after an income tax expense of $7.2 million (Q1 2021: $3.8 million).   Current income tax expense increased to $1.0 million (Q1 2021 - $0.7 million) due to increased profitability impacting the special mining duty, while deferred income tax expense of $6.2 million is primarily due to the estimated use of loss carryforwards to reduce taxable income generated at both Guanacevi and Bolanitos (Q1 2021 – $3.1 million).

Direct operating costs(2) on a per tonne basis increased to $122.86, up 9% compared with Q1 2021 due to higher operating costs at Guanaceví and Bolañitos. Guanaceví and Bolañitos have seen increased labour, power and consumables costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year.

Consolidated cash costs per oz, net of by-product credits, increased to $10.21 primarily due to the higher direct costs per tonne and lower gold credit driven by lower gold production compared to Q1 2021. AISC increased by 5% on a per oz basis compared to Q1 2021 as a result of higher cash costs, increased capital expenditures at Guanaceví, increased allocated general and administrative costs, offset by increased production.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at info@edrsilver.com.

Conference Call

A conference call to discuss the Company’s Q1 2022 financial results will be held today at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Wednesday, May 11, 2022 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 8312#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the March 31, 2022 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the March 31, 2022 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands	As at	As at
	March 31, 2022	December 31, 2021
Current assets	$208,911	$161,762
Current liabilities	40,677	40,554
Working capital	$168,234	$121,208

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands	Three Months Ended March 31
(except for share numbers and per share amounts)	2022	2021
Net income for the period per financial statements	$11,662	$12,249
Impairment (reversal) of non-current assets, net of tax	-	($16,791)
Adjusted net earnings (loss)	$11,662	($4,542)
Basic weighted average share outstanding	171,557,220	159,670,842
Adjusted net earnings (loss) per share	$0.07	($0.03)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands	Three Months Ended March 31
	2022	2021
Mine operating earnings per financial statements	$20,269	$5,664
Share-based compensation	127	118
Amortization and depletion	6,306	7,496
Mine operating cash flow before taxes	$26,702	$13,278

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands	Three Months Ended March 31
(except for per share amounts)	2022	2021
Cash from (used in) operating activities per financial statements	$21,733	($3,923)
Net changes in non-cash working capital per financial statements	1,114	(9,166)
Operating cash flow before working capital changes	$20,619	$5,243
Basic weighted average shares outstanding	171,557,220	159,670,842
Operating cash flow before working capital changes per share	$0.12	$0.03

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands	Three Months Ended March 31
	2022	2021
Net income for the period per financial statements	$11,662	$12,249
Depreciation and depletion – cost of sales	6,306	7,496
Depreciation and depletion – exploration	107	79
Depreciation and depletion – general & administration	48	34
Depreciation and depletion – care & maintenance	30	15
Finance costs	177	291
Current income tax expense	1,015	671
Deferred income tax expense	6,222	3,127
EBITDA	$25,567	$23,962
Share based compensation	1,527	1,165
Impairment (reversal) of non-current assets, net of tax	-	(16,791)
Adjusted EBITDA	$27,094	$8,336
Basic weighted average shares outstanding	171,557,220	159,670,842
Adjusted EBITDA per share	$0.16	$0.05

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$17,884	$8,837	$26,721	$8,060	$7,105	$3,563	$18,728
Smelting and refining costs included in net revenue	-	654	654	-	489	138	627
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	-	-
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Direct operating costs	15,699	9,629	25,328	12,486	7,548	3,500	23,534
Royalties	4,234	83	4,317	2,213	68	179	2,460
Special mining duty (1)	731	244	975	257	151	38	446
Direct costs	20,664	9,956	30,620	14,956	7,767	3,717	26,440
By-product gold sales	(5,022)	(11,488)	(16,510)	(3,464)	(10,529)	(4,165)	(18,158)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(3,724)	(3,763)	(7,487)	(1,925)	(309)	(662)	(2,896)
Cash costs net of by-product	13,818	(511)	13,307	10,302	(2,325)	173	8,150
Amortization and depletion	3,910	2,396	6,306	1,593	3,793	2,110	7,496
Share-based compensation	63	64	127	39	40	39	118
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation cost adjustment	-	-	-	-	-	-	-
Closing finished goods depreciation and depletion	1,689	897	2,586	1,137	118	133	1,388
Total production costs	$17,515	$2,211	$19,726	$12,800	$1,522	$1,651	$15,973

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	101,253	104,894	206,147	88,632	97,692	23,129	209,453
Payable silver ounces	1,130,448	173,092	1,303,540	915,462	98,988	22,260	1,036,710

Cash costs per silver ounce	$12.22	($2.95)	$10.21	$11.25	($23.49)	$7.77	$7.86
Total production costs per ounce	$15.49	$12.77	$15.13	$13.98	$15.38	$74.17	$15.41
Direct operating costs per tonne	$155.05	$91.80	$122.86	$140.87	$77.26	$151.33	$112.36
Direct costs per tonne	$204.08	$94.91	$148.53	$168.74	$79.50	$160.71	$126.23

Expressed in thousands	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Closing finished goods depletion	1,689	897	2,586	1,137	118	133	1,388
Finished goods inventory	$9,597	$3,892	$13,489	$7,072	$322	$574	$7,968

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$13,818	($511)	$13,307	$10,302	($2,325)	$173	$8,150
Operations share-based compensation	63	64	127	39	40	39	118
Corporate general and administrative	2,067	876	2,943	1,588	839	277	2,704
Corporate share-based compensation	917	389	1,306	520	275	91	886
Reclamation - amortization/accretion	65	53	118	12	11	2	25
Mine site expensed exploration	352	250	602	456	234	193	883
Intangible payments	29	12	41	31	31	31	93
Equipment loan payments	245	489	734	308	568	-	876
Capital expenditures sustaining	5,646	2,426	8,072	4,204	2,734	-	6,938
All-In-Sustaining Costs	$23,202	$4,048	$27,250	$17,460	$2,407	$806	$20,673
Growth exploration and evaluation			2,413				3,007
Growth capital expenditures			4,925				332
All-In-Costs			$34,588				$24,012

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	101,253	104,894	206,147	88,632	97,692	23,129	209,453
Payable silver ounces	1,130,448	173,092	1,303,540	915,462	98,988	22,260	1,036,710
Silver equivalent production (ounces)	1,412,010	598,545	2,010,555	1,137,657	600,787	198,376	1,936,820

Sustaining cost per ounce	$20.52	$23.39	$20.90	$19.07	$24.31	$36.19	$19.94
All-In-costs per ounce			$26.53				$23.16

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands	Three Months Ended March 31
	2022	2021
Capital expenditures sustaining	$8,072	$6,938
Growth capital expenditures	4,925	332
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$12,997	$7,270

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$17,884	$8,837	$26,721	$8,060	$7,105	$3,563	$18,728
Smelting and refining costs included in net revenue	-	654	654	-	489	138	627
Royalties	4,234	83	4,317	2,213	68	179	2,460
Special mining duty	731	244	975	257	151	38	446
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Direct costs	$20,664	$9,956	$30,620	$14,956	$7,767	$3,717	$26,440

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,133,850	181,105	1,314,955	918,217	106,227	23,656	1,048,100
Average realized silver price ($)	24.38	24.38	24.38	27.17	27.17	27.17	27.17
Silver value ($)	27,643,263	4,415,340	32,058,603	24,947,956	2,886,188	642,734	28,476,877

Gold production (ounces)	3,477	5,218	8,695	2,743	6,182	2,184	11,109
Average realized gold price ($)	1,970	1,970	1,970	1,703	1,703	1,703	1,703
Gold value ($)	6,849,690	10,279,460	17,129,150	4,671,329	10,527,946	3,719,352	18,918,627

Total metal value ($)	34,492,953	14,694,800	49,187,753	29,619,285	13,414,134	4,362,086	47,395,504
Pro-rated silver costs	80%	30%	65%	84%	22%	15%	60%
Pro-rated gold costs	20%	70%	35%	16%	78%	85%	40%

Pro-rated silver costs ($)	16,560	2,991	19,957	12,597	1,671	548	15,886
Pro-rated gold costs ($)	4,104	6,965	10,663	2,359	6,096	3,169	10,554

Silver co-product cash costs ($)	14.61	16.52	15.18	13.72	15.73	23.15	15.16
Gold co-product cash costs ($)	1,180	1,335	1,226	860	986	1,451	950

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands	Three Months Ended March 31
	2022	2021
Gross silver sales	$41,884	$16,935
Silver ounces sold	1,717,768	623,379
Realized silver price per ounces	$24.38	$27.17

Expressed in thousands	Three Months Ended March 31
	2022	2021
Gross gold sales	$16,510	$18,158
Gold ounces sold	8,381	10,663
Realized gold price per ounces	$1,970	$1,703

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,	March 31,
	2022	2021
Revenue	$57,740	$34,466

Cost of sales:
Direct production costs	26,721	18,728
Royalties	4,317	2,460
Share-based payments	127	118
Depreciation, depletion and amortization	6,306	7,496
	37,471	28,802

Mine operating earnings	20,269	5,664

Expenses:
Exploration and evaluation	3,216	4,130
General and administrative	4,297	3,523
Care and maintenance costs	190	521
Impairment (reversal of impairment) of non-current assets, net	-	(16,791)
	7,703	(8,617)

Operating earnings	12,566	14,281

Finance costs	298	291

Other income (expense):
Foreign exchange	811	(694)
Investment and other	5,820	2,751
	6,631	2,057

Earnings before income taxes	18,899	16,047

Income tax expense:
Current income tax expense	1,015	671
Deferred income tax expense	6,222	3,127
	7,237	3,798

Net earnings and comprehensive earnings for the period	$11,662	$12,249

Basic earnings per share based on net earnings	$0.07	$0.08
Diluted earnings per share based on net earnings	$0.07	$0.07

Basic weighted average number of shares outstanding	171,557,220	159,670,842
Diluted weighted average number of shares outstanding	174,438,202	163,742,420

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	$151,014	$103,303
Other investments	13,891	11,200
Accounts and other receivable	13,382	14,462
Income tax receivable	171	177
Inventories	25,011	27,485
Prepaid expenses	5,542	5,135
Total current assets	209,011	161,762

Non-current deposits	597	599
Non-current income tax receivable	3,570	3,570
Non-current other investments	4,037	-
Non-current IVA receivable	5,545	4,256
Deferred income tax asset	-	936
Intangible assets	-	40
Right-of-use leased assets	665	664
Mineral properties, plant and equipment	131,906	122,197
Total assets	$355,331	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$32,748	$31,991
Income taxes payable	2,901	4,228
Loans payable	4,805	4,128
Lease liabilities	204	207
Total current liabilities	40,658	40,554

Loans payable	7,484	6,366
Lease liabilities	810	794
Provision for reclamation and rehabilitation	7,554	7,397
Deferred income tax liability	6,792	1,506
Total liabilities	63,298	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 180,561,327 shares (Dec 31, 2021 - 170,537,307 shares)	629,595	585,406
Contributed surplus	5,106	6,331
Retained earnings (deficit)	(342,668)	(354,330)
Total shareholders' equity	292,033	237,407
Total liabilities and shareholders' equity	$355,331	$294,024

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended
	March 31,	March 31,
	2022	2021
Operating activities
Net earnings for the period	$11,662	$12,249

Items not affecting cash:
Share-based compensation	1,527	1,165
Depreciation, depletion and amortization	6,462	7,624
Impairment (reversal of impairment) of non-current assets, net	-	(16,791)
Deferred income tax expense (recovery)	6,222	3,127
Unrealized foreign exchange loss (gain)	(136)	90
Finance costs	298	291
Loss (gain) on asset disposal	(59)	34
Loss (gain) on other investments	(5,357)	(2,546)
Net changes in non-cash working capital	1,114	(9,166)
Cash from (used in) operating activities	21,733	(3,923)

Investing activities
Proceeds on disposal of property, plant and equipment	34	556
Mineral property, plant and equipment	(12,997)	(7,270)
Purchase of investments	(1,371)	(832)
Proceeds from disposal of marketable securities	-	4,383
Redemption of (investment in) non-current deposits	2	(20)
Cash used in investing activities	(14,332)	(3,183)

Financing activities
Repayment of loans payable	(1,083)	(969)
Repayment of lease liabilities	(52)	(42)
Interest paid	(177)	(193)
Public equity offerings	46,001	30,100
Exercise of options	130	3,798
Share issuance costs	(2,797)	(602)
Performance share unit redemption	(1,897)	-
Cash from financing activities	40,125	32,092

Effect of exchange rate change on cash and cash equivalents	185	(80)

Increase in cash and cash equivalents	47,526	24,986
Cash and cash equivalents, beginning of the period	103,303	61,083
Cash and cash equivalents, end of the period	$151,014	$85,989